UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Workstream Inc.

(Name of Issuer)
Common Shares (no par value)

(Title of Class of Securities)
981402100

(CUSIP Number of Class of Securities)
Alec N. Litowitz
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400
With a copy to:
Peter H. Lieberman, Esq.
Todd A. Mazur, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 2500
Chicago, Illinois 60601
(312) 456-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 24, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	981402100	Page	2	of	10

1	NAME OF REPORTING PERSON: Magnetar Financial LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,207,883

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,207,883

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,207,883

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%[1]

14	TYPE OF REPORTING PERSON

	IA; OO
[1]	Based on 52,192,818 Shares issued and outstanding as of April 14, 2008, as reported in the Form 10-Q filed by the Company on April 14, 2008.

SCHEDULE 13D

CUSIP No.	981402100	Page	3	of	10

1	NAME OF REPORTING PERSON: Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,973,734

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,973,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,973,734

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.6%[2]

14	TYPE OF REPORTING PERSON

	HC; OO
[2]	Based on 52,192,818 Shares issued and outstanding as of April 14, 2008, as reported in the Form 10-Q filed by the Company on April 14, 2008.

SCHEDULE 13D

CUSIP No.	981402100	Page	4	of	10

1	NAME OF REPORTING PERSON: Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,973,734

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,973,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,973,734

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.6%[3]

14	TYPE OF REPORTING PERSON

	HC; OO
[3]	Based on 52,192,818 Shares issued and outstanding as of April 14, 2008, as reported in the Form 10-Q filed by the Company on April 14, 2008.

SCHEDULE 13D

CUSIP No.	981402100	Page	5	of	10

1	NAME OF REPORTING PERSON: Alec N. Litowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,973,734

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,973,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,973,734

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.6%[4]

14	TYPE OF REPORTING PERSON

	HC; IN
[4]	Based on 52,192,818 Shares issued and outstanding as of April 14, 2008, as reported in the Form 10-Q filed by the Company on April 14, 2008.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
SIGNATURE

SCHEDULE 13D
     This Amendment No. 3 relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) with the Securities and Exchange Commission (the “Commission”) on February 14, 2008, as amended by Amendment No. 1 thereto filed with the Commission on March 21, 2008, and as further amended by Amendment No. 2 thereto filed with the Commission on April 15, 2008 (collectively, the “Schedule 13D”). Pursuant to this Amendment No. 3, Magnetar Financial ceases to be a Reporting Person.
     Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended to add the following information:
     Schedule A to this Amendment No. 3 to the Schedule 13D reflects all transactions in the securities of the Company since the filing of Amendment No. 2 to the Schedule 13D. All funds used to purchase the securities of the Company set forth on Schedule A attached hereto on behalf of the Reporting Persons have come directly from the assets controlled by such Reporting Persons and their affiliates, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The transaction reflected on Schedule A to this Amendment No. 3 between SGR Fund 1 and SGR Fund 2 was at a price less than the original price previously reflected in the Schedule 13D and reduces the amount previously reported in the Schedule 13D. As a result of the transactions reported herein and previously reported on Schedule 13D, the aggregate amount of funds used to purchase the Shares reported in Item 5 herein is approximately $5,555,822.08. The aggregate amount of funds used in purchasing the Special Warrant and the Warrant was $5,000,000.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended to add the following information for updating as of the date hereof:
     (a) (i) Magnetar Financial may be deemed to beneficially own 2,207,883 Shares held for the account of Magnetar Capital Master Fund, and all such Shares represent beneficial ownership of approximately 4.2% of the Shares, based on 52,192,818 Shares issued and outstanding as of April 14, 2008, as disclosed in the Form 10-Q for the quarterly period ended February 29, 2008 filed by the Company with the Commission on April 14, 2008. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of a warrant (the “Warrant”) and (B) 4,000,000 Shares issuable upon conversion of a special warrant (the “Special Warrant”), in each case, held for the account of Magnetar Capital Master Fund. The terms of the Warrant and the Special Warrant each contain a blocker provision under which the holder thereof does not have the right to exercise or convert (as the case may be) the Warrant or the Special Warrant to the extent that such exercise or conversion (as the case may be) would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.99% of the Shares outstanding immediately after giving effect to such exercise or conversion (as the case may be) (each such provision being a “Blocker”). As a result of application of the Blocker contained in each of the Warrant and the Special Warrant, neither the Warrant nor the Special Warrant are currently exercisable or convertible (as the case may be), and the Shares issuable upon exercise of the Warrant and conversion of the Special Warrant have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, Magnetar Financial would be deemed to beneficially own 7,207,883 Shares.
          (ii) Magnetar Investment Management may be deemed to beneficially own 1,765,851 Shares. This amount consists of: (A) 1,565,357 Shares held for the account of the Managed Accounts and (B) 200,494 Shares held for the account of SGR Fund 2, and all such Shares in the aggregate represent beneficial ownership of approximately 3.4% of the Shares, based on 52,192,818 Shares issued and outstanding as of April 14, 2008, as disclosed in the Form 10-Q for the quarterly period ended February 29, 2008 filed by the Company with the Commission on April 14, 2008.

          (iii) Each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to beneficially own 3,973,734 Shares. This amount consists of: (A) 2,207,883 Shares held for the account of Magnetar Capital Master Fund, (B) 1,565,357 Shares held for the account of the Managed Accounts, and (C) 200,494 Shares held for the account of SGR Fund 2, and all such Shares in the aggregate represent beneficial ownership of approximately 7.6% of the Shares, based on 52,192,818 Shares issued and outstanding as of April 14, 2008, as disclosed in the Form 10-Q for the quarterly period ended February 29, 2008 filed by the Company with the Commission on April 14, 2008. The foregoing excludes (1) 1,000,000 Shares issuable upon exercise of the Warrant and (2) 4,000,000 Shares issuable upon conversion of the Special Warrant, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrant and the Special Warrant, neither the Warrant nor the Special Warrant are currently exercisable or convertible (as the case may be), and the Shares issuable upon exercise of the Warrant and conversion of the Special Warrant have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 8,973,734 Shares.
          (b) (i) Magnetar Financial may be deemed to share the power to vote and direct the disposition of the 2,207,883 Shares held for the account of Magnetar Capital Master Fund. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of the Warrant and (B) 4,000,000 Shares issuable upon conversion of the Special Warrant, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrant and the Special Warrant, neither the Warrant nor the Special Warrant are currently exercisable or convertible (as the case may be), and the Shares issuable upon exercise of the Warrant and conversion of the Special Warrant have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, Magnetar Financial would be deemed to beneficially own 7,207,883 Shares.
               (ii) Magnetar Investment Management may be deemed to share the power to vote and direct the disposition of the (A) 1,565,357 Shares held for the account of the Managed Accounts and (B) 200,494 Shares held for the account of SGR Fund 2.
               (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to share the power to vote and direct the disposition of 3,973,734 Shares. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of the Warrant and (B) 4,000,000 Shares issuable upon conversion of the Special Warrant, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrant and the Special Warrant, neither the Warrant nor the Special Warrant are currently exercisable or convertible (as the case may be), and the Shares issuable upon exercise of the Warrant and conversion of the Special Warrant have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 8,973,734 Shares.

     (c) Schedule A annexed hereto lists all transactions in the Company’s securities since the filing of Amendment No. 2 to the Schedule 13D.
     (e) Magnetar Financial ceased to be the beneficial owner of more than 5% of the Shares on April 24, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 28, 2008

MAGNETAR FINANCIAL LLC
By:	Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A
     This schedule sets forth information with respect to each purchase and sale of Shares which was effectuated on behalf of the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D.
Purchase (Sale) of Shares effected by Magnetar Financial for the account of Magnetar Capital Master Fund

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)

04/24/2008	(1,000,000)	$0.61	$610,000

(1)	Excludes commissions and other execution-related costs.
Purchase (Sale) of Shares effected by Magnetar Investment Management for the account of SGR Fund 1

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)

04/25/2008	(7,721)	$0.57	$4,400.97

(1)	Excludes commissions and other execution-related costs.
Purchase (Sale) of Shares effected by Magnetar Investment Management for the account of SGR Fund 2

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)

04/25/2008	7,721	$0.57	$4,400.97

(1)	Excludes commissions and other execution-related costs.